SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
(Amendment No. 3)*

Under the Securities Exchange Act of 1934

Mallinckrodt plc

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

G5890A102
(CUSIP Number)

Jay Schoenfarber
c/o Hein Park Capital Management LP
888 Seventh Avenue, 41st Floor,
New York, NY 10019
 212-299-4785

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 24, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5890A102	Page 2 of 7 Pages
1	NAME OF REPORTING PERSON Hein Park Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,789,673
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,789,673
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,789,673
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.09%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. G5890A102	Page 3 of 7 Pages
1	NAME OF REPORTING PERSON Hein Park Capital Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,789,673
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,789,673
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,789,673
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.09%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. G5890A102	Page 4 of 7 Pages
1	NAME OF REPORTING PERSON Courtney W. Carson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,789,673
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,789,673
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,789,673
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.09%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Explanatory Note

This Amendment No. 3 (the “Amendment”) amends the statement on Amendment No. 2 filed on April 8, 2024 and Amendment No. 1 filed on March 11, 2024 which amended the statement on Schedule 13D originally filed by the Reporting Persons on January 17, 2024 (as amended, the “Schedule 13D”).  Capitalized  terms used but not otherwise defined in the Amendment shall have the meanings ascribed to such terms in the Schedule 13D.  Except as otherwise provided herein, each Item of this Schedule 13D remains unchanged.

Item 2.    Identity and Background

(a)  This Schedule 13D is being jointly filed by each of the following persons:
(1)	Hein Park Capital Management LP (“Hein Park”)
(2)	Hein Park Capital Management GP LLC (“Hein Park GP”); and
(3)	Courtney W. Carson (“Carson”).

The foregoing persons are hereinafter sometimes referred to as the Reporting Persons.  Any disclosures herein with respect to persons other than the Reporting Persons are made on information believed to be accurate after making inquiry to the appropriate party.  Hein Park serves as the investment manager of certain investment funds (collectively, the “Hein Park Funds”) that hold the Shares reported herein and in its capacity as investment manager of the Hein Park Funds, Hein Park has voting and dispositive power over the Shares held by the Hein Park Funds.  Hein Park GP serves as the general partner of, and in such capacity controls, Hein Park and Hein Park GP is managed and controlled by Carson.

(b)  The address of the principal business and principal office of each of the Reporting Persons is 888 Seventh Avenue, 41st Floor, New York, NY 10019.

(c)  The principal business of Hein Park, Hein Park GP and Carson is to serve as an investment manager or adviser to various investment funds.

(d)  During the last five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five (5) years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Hein Park is a limited partnership organized under the laws of the State of Delaware.  Hein Park GP is a limited liability company organized under the laws of the State of Delaware.  Carson is a United States citizen.

This Schedule 13D relates to the Shares held of record by the Hein Park Funds.

Item 5.    Interest in Securities of the Issuer.
(a)-(b) The information relating to the beneficial ownership of the Shares by each of the Reporting Persons set forth in Rows 7 through 13 on each of the cover pages hereto is incorporated by reference herein and is as of the date hereof. Such information is based on 19,696,335 shares of Common Stock outstanding as of May 3, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 9, 2024.  By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the Shares as set forth in rows 7 through 13 of the cover pages of this Statement. The filing of this Statement shall not be construed as an admission that any such Reporting Person is for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.
(c) Set forth on  Schedule A hereto are all the transactions in the shares of Common Stock effected during the past sixty days by the Reporting Persons.
(d) The partners and members of the Hein Park Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of the Hein Park Funds in accordance with their ownership interests in the respective Hein Park Fund.  No individual partner or member of any Hein Park Fund has the right to receive or the power to direct the receipt of the dividends from, or the proceeds of the sale of, more than five percent of such Shares.
(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2024	HEIN PARK CAPITAL MANAGEMENT LP

	By:	Hein Park Capital Management GP LLC, its General Partner

	By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Authorized Signatory

HEIN PARK CAPITAL MANAGEMENT GP LLC

	By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Authorized Signatory

/s/ Courtney W. Carson
COURTNEY W. CARSON

SCHEDULE A

This Schedule A sets forth information with respect to each purchase and sale of shares of Common Stock which was effectuated by a Reporting Person during the past sixty days. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Date of Transaction	Number of Shares Purchased (Sold)	Price per Share ($)
5/24/2024	85,000	50.00
6/24/2024	25,000	54.25
6/26/2024	33,000	54.25